FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 12, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Third Quarter 2014 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at September 30, 2014

Item 1

CELLCOM ISRAEL ANNOUNCES
THIRD QUARTER 2014 RESULTS

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Service revenues for the third quarter of 2014 decreased 13.1% compared with the third quarter of 2013

Equipment revenues for the third quarter of 2014 increased by 24.2% compared with the third quarter of 2013

Net income for the third quarter of 2014 totaled NIS 106 million1, approximately 104% increase compared with the third quarter of 2013; excluding one-time effect net income totaled NIS 74 million, approximately 42% increase compared with the third quarter of 2013

EBITDA2 for the third quarter of 2014 totaled NIS 346 million1, similar to the third quarter of 2013; excluding one-time effect EBITDA totaled NIS 302 million, a 13% decrease compared with the third quarter of 2013

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Third Quarter 2014 Highlights (compared to third quarter of 2013):

▪	Total Revenues decreased 6.7% to NIS 1,142 million ($309 million)

▪	Service revenues decreased 13.1% to NIS 880 million ($238 million)

▪	Equipment revenues increased by 24.2% to NIS 262 million ($71 million)

▪	EBITDA decreased 0.3% to NIS 346 million ($94 million)

▪	EBITDA excluding one-time effect decreased 13.0% to NIS 302 million ($82 million)

▪	EBITDA margin 30.3%, up from 28.3%

▪	EBITDA margin excluding one-time effect 26.4%, down from 28.3%

▪	Operating income increased by 9.8% to NIS 190 million ($52 million)

▪	Operating income excluding one-time effect decreased 15.6% to NIS 146 million ($40 million)

▪	Net income increased by 103.8% to NIS 106 million ($29 million)

▪	Net income excluding one-time effect increased by 42.3% to NIS 74 million ($20 million)

▪	Free cash flow2 decreased 22.1% to NIS 303 million ($82 million)

▪	Cellular subscriber base totaled approx. 3.010 million subscribers (at the end of September 2014)

1	See details regarding a one-time positive effect in the amount of NIS 44 million (NIS 32 million net of tax) in "Cost of revenues" section in this press release.

2	See "Use of Non-IFRS financial measures" section in this press release.

Netanya, Israel – November 12, 2014 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the third quarter of 2014. Revenues for the third quarter of 2014 totaled NIS 1,142 million ($309 million); EBITDA for the third quarter of 2014 totaled NIS 346 million1 ($94 million), or 30.3%1 of total revenues for the quarter; and net income for the third quarter of 2014 totaled NIS 106 million1 ($29 million). Basic earnings per share for the third quarter of 2014 totaled NIS 1.06 ($0.29).

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said: "We are in the middle of several important processes for the Group's development as a communications group. The preparations for launching the  television over the internet services are in the final stages and we will soon bring new tidings to the TV market. We continue with a rapid deployment of our 4.5G network supporting LTE Advanced technology, which will be able to provide Cellcom Israel's customers a very high speed internet surfing, subject to receiving additional frequencies and regulatory approvals.  These days, our LTE network already operates in wide areas with hundreds of active cell-sites in the framework of the current operating approval, which was given by the Ministry of Communications, allowing our customers a taste of the next generation surfing experience. Completion of the regulation of the wholesale market will be a complementary layer and will allow us to offer a whole and attractive communication package. We are pleased with the results of our focus on equipment sales, which led to an increase of these revenues in the third quarter, compared with both the previous quarter and the third quarter of last year, as well as the results of the efficiency measures we implemented. On the other hand, the aggressive price competition, mainly in the cellular arena, continues, the effects of which are reflected in the decrease in EBITDA excluding a one-time effect, and the continued erosion in service revenues, which is expected to continue in the coming quarters as well".

Shlomi Fruhling, Chief Financial Officer, commented: "In this quarter, EBITDA totaled NIS 346 million, similar to the third quarter of last year, and excluding a one-time positive effect of NIS 44 million, EBITDA for the third quarter this year totaled NIS 302 million, a 13% decrease compared with the third quarter of last year. Most of the decrease resulted from the decrease in the Group's service revenues due to the continued price erosion in the communications market, which is expected to continue in the coming quarters and to adversely affect its results. Furthermore and as previously reported, in the third quarter this year there was a substantial decrease in revenues from hosting operators on the Company's communications networks (which are expected to gradually increase in the coming quarters). On the other hand, an increase in equipment sales and a decrease in operating expenses, resulting from the efficiency measures, somewhat mitigated these effects.

In the third quarter this year, we generated a free cash flow of NIS 303 million and we continue to significantly strengthen the Company's balance sheet, as we decreased the Company's net debt by approximately NIS 720 million from the beginning of the year, to a level of NIS 3.1 billion.

The Company’s Board of Directors decided not to distribute a dividend for the third quarter of 2014, given the continued intensified competition in the market and its adverse effect on the Company's revenues and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs".

Main Consolidated Financial Results:

	Q3/2014 3	Q3/2013	% Change	Q3/2014	Q3/2013
	NIS million			US$ million (convenience translation)
Total revenues	1,142	1,224	(6.7%)	309.1	331.3
Operating Income	190	173	9.8%	51.4	46.8
Net Income	106	52	103.8%	28.7	14.1
Free cash flow	303	389	(22.1%)	82.0	105.3
EBITDA	346	347	(0.3%)	93.6	93.9
EBITDA, as percent of total revenues	30.3%	28.3%	7.1%

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	Q3/2014
	NIS million
Total revenues	930	241	(29)	1,142
Service revenues	680	226	(26)	880
Equipment revenues	250	15	(3)	262
Operating Income	146	57	(13)	190
EBITDA	268	78	-	346
EBITDA, as percent of total revenues	28.8%	32.4%	-	30.3%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

(**)	Netvision Ltd. and its subsidiaries.

(***)	Include elimination of inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

3
The results for the third quarter of 2014 include a one-time positive effect of NIS 44 million (NIS 32 million net of tax). EBITDA for the third quarter of 2014 excluding this one-time effect totaled NIS 302 million, a 13.0% decrease compared with the third quarter of 2013 and EBITDA margin totaled 26.4%. Operating income for the third quarter of 2014 excluding this one-time effect totaled NIS 146 million, a 15.6% decrease compared with the third quarter of 2013, and net income for the third quarter of 2014 totaled NIS 74 million, a 42.3% increase compared with the third quarter of 2013. For details regarding the one-time effect see "Cost of revenues" section in this press release.

Main Performance Indicators (data refers to cellular subscribers only):

	Q3/2014	Q3/2013	Change (%)
Cellular subscribers at the end of period (in thousands)	3,010	3,156	(4.6%)
Churn Rate for cellular subscribers (in %)	11.0%	8.9%	23.6%
Monthly cellular ARPU (in NIS)	70.6	79.6	(11.3%)

Financial Review

Revenues for the third quarter of 2014 decreased 6.7% totaling NIS 1,142 million ($309 million), compared to NIS 1,224 million ($331 million) in the third quarter last year. The decrease in revenues is attributed to a 13.1% decrease in service revenues, which totaled NIS 880 million ($238 million) in the third quarter of 2014 as compared to NIS 1,013 million ($274 million) in the third quarter last year. This decrease was partially offset by a 24.2% increase in equipment revenues, which totaled NIS 262 million ($71 million) in the third quarter of 2014 as compared to NIS 211 million ($57 million) in the third quarter of 2013. Netvision's contribution to revenues for the third quarter of 2014 totaled NIS 212 million ($57 million) (excluding inter-company revenues) compared to NIS 230 million ($62 million) in the third quarter of 2013.

The decrease in third quarter 2014 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services and long distance calls services due to intensified competition, a decrease in revenues from roaming services, as well as a decrease in revenues from hosting operators on the Company's communications networks. Netvision's contribution to service revenues for the third quarter of 2014 totaled NIS 200 million ($54 million) (excluding inter-company revenues) compared to NIS 224 million ($61 million) in the third quarter of 2013.

The increase in third quarter 2014 equipment revenues resulted mainly from an approximately 24% increase in the number of smartphones sold during the third quarter of 2014 as compared with the third quarter of 2013, as well as an approximately 8% increase in the average sale price of cellular handsets in the third quarter of 2014 as compared with the third quarter last year. Netvision's contribution to equipment revenues for the third quarter of 2014 totaled NIS 12 million ($3 million), compared to NIS 6 million ($2 million) in the third quarter of 2013.

Cost of revenues for the third quarter of 2014 totaled NIS 660 million ($178 million), compared to NIS 745 million ($202 million) in the third quarter of 2013, an 11.4% decrease. This decrease resulted mainly from a decrease in interconnect expenses, mainly due to a reduction in the interconnect tariffs, a decrease in payroll expenses and other expenses due to the efficiency measures implemented by the Company, as well as a one-time reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million ($12 million) in the third quarter of 2014. These effects were partially offset by an increase in the cost of equipment sold, as a result of the increase in the number of smartphones sold during the third quarter of 2014 as compared with the third quarter of 2013.

Gross profit for the third quarter of 2014 totaled NIS 482 million ($131 million), compared to NIS 479 million ($130 million) in the third quarter of 2013, a 0.6% increase. Gross profit margin for the third quarter of 2014 amounted to 42.2%, up from 39.1% in the third quarter of 2013. The gross profit for the third quarter of 2014 includes the one-time positive effect of NIS 44 million ($12 million) described above. Excluding this one-time effect, gross profit for the third quarter of 2014 totaled NIS 438 million ($119 million), an 8.6% decrease compared to the third quarter of 2013.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2014 decreased 4.9% to NIS 289 million ($78 million), compared to NIS 304 million ($82 million) in the third quarter of 2013. This decrease is primarily the result of a decrease in depreciation and amortization expenses and doubtful accounts expenses, as well as the efficiency measures implemented by the Company, which led to a decrease in payroll expenses, rent and other expenses. The decrease in SG&A expenses was partially offset by an increase in sales commissions, as a result of an increase in the number of sales transactions, and an increase in advertising expenses.

Operating income for the third quarter of 2014 increased by 9.8% to NIS 190 million ($52 million) from NIS 173 million ($47 million) in the third quarter of 2013. Operating income for the third quarter of 2014 includes the one-time positive effect of NIS 44 million ($12 million) described above. Excluding this one-time effect, operating income for the third quarter of 2014 totaled NIS 146 million ($40 million), a 15.6% decrease compared with the third quarter of 2013.

EBITDA for the third quarter of 2014 decreased 0.3% totaling NIS 346 million ($94 million), compared to NIS 347 million ($94 million) in the third quarter of 2013. EBITDA for the third quarter 2014, as a percent of third quarter revenues, totaled 30.3%, up from 28.3% in the third quarter of 2013. Excluding the one-time effect described above, EBITDA for the third quarter of 2014 totaled NIS 302 million ($82 million), a 13.0% decrease compared with the third quarter of 2013. EBITDA for the third quarter 2014, as a percent of third quarter revenues, excluding the one-time effect totaled 26.4%, down from 28.3% in the third quarter of 2013. Netvision's contribution to the EBITDA for the third quarter of 2014 totaled NIS 78 million ($21 million), compared to NIS 61 million ($17 million) in the third quarter of 2013, a 27.9% increase.

Financing expenses, net for the third quarter of 2014 decreased 44.6% and totaled NIS 51 million ($14 million), compared to NIS 92 million ($25 million) in the third quarter of 2013. The decrease resulted mainly from a decrease in interest expenses, associated with the Company's debentures, due to a decrease of approximately NIS 800 million ($217 million) in the Company's debt level compared with the third quarter of 2013, and a decrease in Israeli Consumer Price Index (CPI) linkage expenses, associated with the Company's debentures, due to a lower inflation rate in the third quarter of 2014 compared with the third quarter of 2013, and due to a reduction in the level of the Company's CPI-linked debt.

Taxes on income for the third quarter of 2014 totaled NIS 33 million ($9 million), compared to NIS 29 million ($8 million) in the third quarter of 2013. The increase in taxes on income is mainly attributed to the increase in profit before taxes on income, which was partially offset by a one-time deferred tax expense, net, in the amount of NIS 7 million ($2 million), which was recorded in the third quarter of last year.

Net Income for the third quarter of 2014 totaled NIS 106 million ($29 million), compared to NIS 52 million ($14 million) in the third quarter of 2013, a 103.8% increase. This increase was the result of a reduction in operating expenses, mainly due to the efficiency measures implemented by the Company, the one-time reduction of the provision for cell-site rent expenses and a decrease in financing expenses, net. The increase in net income was offset in part by the erosion in service revenues resulting from the continued intensified competition in the cellular and landline communications market. Excluding the one-time effect, net income for the third quarter of 2014 totaled NIS 74 million ($20 million), a 42.3% increase compared with the third quarter of 2013.

Basic earnings per share for the third quarter of 2014 totaled NIS 1.06 ($0.29), compared to NIS 0.53 ($0.14) in the third quarter of last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of September 2014 the Company had approximately 3.010 million cellular subscribers. During the third quarter of 2014 the Company's cellular subscriber base decreased by approximately 19,000 net cellular subscribers, all of them pre-paid subscribers. Following a technical billing modification to some of our M2M subscribers, charged to a single account, we now look at data usage in addition to revenue generation for M2M subscribers count, which remained unchanged.

Cellular Churn Rate for the third quarter of 2014 totaled 11.0%, compared to 8.9% in the third quarter of 2013. The cellular churn rate was primarily affected by the intensified competition in the cellular market.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter of 2014 totaled NIS 70.6 ($19.1), compared to NIS 79.6 ($21.5) in the third quarter of 2013. The decrease in ARPU resulted, among others, from the ongoing erosion in the price of cellular services, due to the intensified competition in the cellular market, as well as from the decrease in revenues from hosting operators on the Company's communications networks.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2014, decreased 22.1% to NIS 303 million ($82 million), compared to NIS 389 million ($105 million) in the third quarter of 2013. The decrease in free cash flow was mainly due to a decrease in proceeds from customers following the decrease in revenues in the third quarter of 2014 compared with the third quarter of 2013, resulting from the intensified competition in the cellular market, and an increase in payments for capital expenditure. These effects were partially offset by a decrease in payroll and other operating expenses mainly due to the efficiency measures implemented by the Company.

Total Equity

Total Equity as of September 30, 2014 amounted to NIS 1,035 million ($280 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the third quarter of 2014, the Company invested NIS 123 million ($33 million) in fixed assets and intangible assets (including, among others, rights of use of communication lines and investments in information systems and software), compared to NIS 68 million ($18 million) in the third quarter of 2013. This increase is mainly attributed to investment in the 4G network (LTE) during the third quarter of 2014.

Dividend

On November 11, 2014, the Company's board of directors decided not to declare a cash dividend for the third quarter of 2014. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's revenues, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of September 30, 2014, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the third quarter of 2014 and subsequent to the end of the reporting period

Network Sharing

In September 2014, following the previously reported network sharing agreements and the Israeli Ministry of Communications, or the MOC, requirements regarding network sharing, the Company entered the following agreements:

Updated agreements with Golan Telecom Ltd., or Golan

The parties' existing 2G and 3G IRU agreement and 4G network sharing agreement were updated, generally for a period of at least 10 years; and include stipulations as to ownership and mutual IRU in the 4G radio equipment as well as the establishment of a Joint Venture for the joint operation of the 4G radio network. The agreements, as updated, are subject to regulatory approvals.

As previously reported, the Company expects - if these agreements will be approved - its revenues from Golan to be at annual levels similar to those in 2013 and 2014, for the duration of the agreements term.

Passive infrastructure cooperation agreement with Pelephone Communications Ltd., or Pelephone

The Company and Pelephone entered a co-operation agreement regarding maintenance services for passive elements of cell sites, including unifying passive elements and streamlining costs, through a common contractor. The contractor to be selected by RFP process will enter a separate agreement with each of the company and Pelephone, generally for a period of at least 5 years. The agreement is subject to regulatory approvals. The Company expects, if this agreement is approved and if the Company and Pelephone enter agreements with such contractor, that the co-operation will gradually produce substantial savings in the Company's expenses for rental and maintenance of cell sites, for the duration of the agreements' term.

For additional details see the Company's most recent annual report for the year ended December 31, 2013 on Form 20-F, filed on March 6, 2014, or the Company's 2013 annual report, under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements", the Company's immediate report regarding the Company's results for the first quarter of 2014 on Form 6-K dated May 14, 2014 under "Other developments during the first quarter of 2014 and subsequent to the end of the reporting period - Network Sharing Agreements", and the Company's immediate report regarding the Company's results of operation in the second quarter of 2014 on form 6-K dated August 11, 2014, under "Other developments during the second quarter of 2014 and subsequent to the end of the reporting period— 4 Generation Network and Network Sharing".

4 Generation Network and frequencies

In November 2014, the Company submitted its basic offer to the 4G frequencies tender. The basic offer includes the information and documents required by the MOC as a prerequisite to participating in the tender process. Prior to that, the MOC has mostly retracted the previously proposed more severe coverage and quality requirements for the 4G network (such requirements are still under review in relation to the 2G and 3G networks and the Company has submitted its objection to such proposed changes).

For additional details see the Company's 2013 annual report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business", "- We may be adversely affected by significant technological and other changes in the cellular communications industry; network sharing agreements, if approved, may have material adverse effects on our business" and "Item 4. Information on The Company – B. Business Overview – Network and Technology - Network and Technology", and the company's immediate report regarding the Company's results for the second quarter of 2014 on Form 6-K dated August 11, 2014 under "Other developments during the second quarter of 2014 and subsequent to the end of the reporting period - 4 Generation Network and Network Sharing".

Network Malfunction

In November 6, 2014, the Company suffered a network malfunction that impaired part of the Company's (as well as other operators receiving hosting services from the Company) subscribers' ability to fully utilize cellular services. The Company has since resumed full service.

Regulation

In August 2014, the MOC published a hearing regarding roaming services provided to subscribers. The hearing proposes, in order to increase competition and reduce roaming payments by subscribers, among others, to allow other Israeli telecommunication operators, including other cellular operators, mobile virtual network operators, international calls operators and landline operators to offer roaming services to a cellular subscriber of another cellular operator, while abroad, using the subscriber's usual cellular number as well as change the way payments for roaming services are calculated, such as by requiring a 1 second unit or 1 KB unit (as applicable) for billing of roaming services while abroad and not charging for certain intervals of the call. The Company estimates that some of the proposed changes, if implemented, would have a material adverse effect on the Company's results of operations, but at this time cannot estimate which of the proposed changes will be adopted, if any. The company submitted its objection to some of the proposed changes.

Also, in August 2014, the MOC published a hearing regarding call centers services provided to subscribers of Israeli telecommunications operators. The hearing proposes, in order to improve the quality of call centers services, to, among others, set new or more severe criteria to such service, including with regards to response time and manner. In addition, the MOC proposes to amend the Israeli Communications Law and set fixed compensation in case of failure to meet the response time proposed, as well as a fixed compensation in case a subscriber was wrongfully overcharged (more severe than the existing provision to that effect in the Israeli Consumer Protection Law). The Company estimates that the proposed changes, if adopted as proposed, would have a material adverse effect on the Company's results of operations. The Company submitted its objection to the proposed changes.

For additional details see the Company's 2013 annual report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results" and "– We face intense competition in all aspects of our business" and under "Item 4. Information on The Company – B. Business Overview – Government Regulations – Our principal license".

Outstanding Share Capital

In August 2014, employees and members of senior management of the Company sold an aggregate of 933,348 shares of the Company, constituting approximately 0.93% of the Company’s issued share capital, to financial institutions. The shares had been issued by the Company to such employees and senior management upon their exercise of vested options granted by the Company under its 2006 Share Incentive Plan. The Company understood that the purchasers intend to place such shares for sale outside the United States to non-US investors.

The shares have not been and will not be registered under the U.S. Securities Act of 1933.  Accordingly, the shares may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933).

For additional details on the Company’s Share Incentive Plan, see the Company's 2013 annual report under “Item 5. Operating and Financial  Review and Prospects – A. Operating Results – Overview – 2006 Share Incentive Plan” and under “Item 6. Directors, Senior Management and Employees - E. Share Ownership – 2006 Share Incentive Plan”.

Changes in Board of Directors

In September 2014, following the previously reported board composition requirements set by the Israeli law for the promotion of competition and the mitigation of concentration, in regards to reporting corporations that are third layer and up in a pyramid structure, such as the Company, (in effect during a transition period ending no later than December 2019) and in order to meet such requirements, Messrs. Rafi Bisker, Haim Gavrieli, Raanan Cohen and Edith Lusky resigned from their office as members of the Company's board of directors, effective September 21, 2014.

Discount Investment Corporation Ltd., or DIC, the Company's controlling shareholder, designated Mr. Ami Erel, the Company's chairman of the board of directors, as its appointee, effective September 21, 2014, replacing Mr. Raanan Cohen. Mr. Erel's appointment is in accordance with the requirement of the Company's telecommunications license and articles of association that at least 20% of the Company directors shall be appointed by Israeli citizens and residents from among the Company's founding shareholders, as defined in the Company's license and articles of association, namely DIC.

Following such changes the Company's board of directors meets the said composition requirements.

For further details see the Company's 2013 annual report under "Item 3. Key Information – D. Risk Factors - Risks Relating to Our Ordinary Shares - Legislation in Israel affecting corporate conglomerates, could adversely affect us" and "Item 6. Directors, Senior Management and Employees – C. Board Practices– Board of Directors and Officers" and "External Directors – Israeli-Appointed Directors" and the Company's current report of its results of operation for the second quarter of 2014 on form 6-K dated August 11, 2014 under "Other developments during the second quarter of 2014 and subsequent to the end of the reporting period - The law for the promotion of competition and the mitigation of concentration".

Conference Call Details

The Company will be hosting a conference call on Wednesday, November 12, 2014 at 9:00 am EST, 06:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results for the third quarter of 2014, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167	UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0644	International Dial-in Number: +972 3 918 0644

at: 9:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million subscribers (as at September 30, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates a 4 Generation LTE network (currently partially deployed) and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2013. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.695 = US$ 1 as published by the Bank of Israel for September 30, 2014.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation for Non-IFRS Measures" below.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation for Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@gkir.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

	September 30, 2013	September 30, 2014	Convenience translation into US dollar (Note 2D) September 30, 2014	December 31, 2013
	NIS millions		US$ millions	NIS millions
Assets
Cash and cash equivalents	827	989	268	1,057
Current investments, including derivatives	511	531	144	513
Trade receivables	1,790	1,473	398	1,731
Other receivables	76	75	20	63
Inventory	89	91	25	84

Total current assets	3,293	3,159	855	3,448

Trade and other receivables	904	797	216	854
Property, plant and equipment, net	1,907	1,793	485	1,865
Intangible assets, net	1,418	1,317	356	1,390
Deferred tax assets	25	18	5	22

Total non-current assets	4,254	3,925	1,062	4,131

Total assets	7,547	7,084	1,917	7,579

Liabilities
Current maturities of debentures and long term loans and short term credit	1,101	1,094	296	1,100
Trade payables and accrued expenses	608	714	193	582
Current tax liabilities	69	83	23	99
Provisions	181	97	26	187
Other payables, including derivatives	361	321	87	398

Total current liabilities	2,320	2,309	625	2,366

Long-term loans from banks	5	-	-	5
Debentures	4,337	3,553	961	4,332
Provisions	21	21	6	21
Other long-term liabilities	12	9	3	10
Liability for employee rights upon retirement, net	16	12	3	13
Deferred tax liabilities	146	145	39	122

Total non-current liabilities	4,537	3,740	1,012	4,503

Total liabilities	6,857	6,049	1,637	6,869

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(15)	(6)	(2)	(13)
Retained earnings	701	1,026	278	719

Non-controlling interests	3	14	4	3

Total equity	690	1,035	280	710

Total liabilities and equity	7,547	7,084	1,917	7,579

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	For the nine months ended September 30,		Convenience translation into US dollar For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar For the three months ended September 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	3,718	3,430	928	1,224	1,142	309	4,927
Cost of revenues	(2,278)	(1,995)	(540)	(745)	(660)	(178)	(2,990)

Gross profit	1,440	1,435	388	479	482	131	1,937

Selling and marketing expenses	(522)	(505)	(137)	(166)	(171)	(46)	(717)
General and administrative expenses	(438)	(356)	(96)	(138)	(118)	(32)	(570)
Other income (expenses), net	1	(43)	(12)	(2)	(3)	(1)	1

Operating profit	481	531	143	173	190	52	651

Financing income	118	86	23	36	33	9	156
Financing expenses	(334)	(228)	(61)	(128)	(84)	(23)	(402)
Financing expenses, net	(216)	(142)	(38)	(92)	(51)	(14)	(246)

Profit before taxes on income	265	389	105	81	139	38	405

Taxes on income	(79)	(90)	(24)	(29)	(33)	(9)	(117)
Profit for the period	186	299	81	52	106	29	288
Attributable to:
Owners of the Company	185	298	81	52	105	29	287
Non-controlling interests	1	1	-	-	1	-	1
Profit for the period	186	299	81	52	106	29	288

Earnings per share
Basic earnings per share (in NIS)	1.87	3.00	0.81	0.53	1.06	0.29	2.89

Diluted earnings per share (in NIS)	1.85	2.97	0.80	0.52	1.05	0.28	2.86

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	For the nine months ended September 30,		Convenience translation into US dollar For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar For the three months ended September 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	186	299	81	52	106	29	288
Adjustments for:
Depreciation and amortization	513	462	125	171	152	41	676
Share based payment	7	3	1	1	1	-	9
Loss on sale of property, plant and equipment	2	4	1	1	2	1	2
Income tax expense	79	90	24	29	33	9	117
Financing expenses, net	216	142	38	92	51	14	246
Other expenses	(3)	-	-	-	-	-	(3)

Changes in operating assets and liabilities:
Change in inventory	22	(7)	(2)	11	(3)	(1)	27
Change in trade receivables (including long-term amounts)	434	367	99	160	72	19	576
Change in other receivables (including long-term amounts)	(29)	(32)	(8)	19	51	14	(34)
Changes in trade payables, accrued expenses and provisions	(141)	(7)	(2)	(38)	(33)	(9)	(185)
Change in other liabilities (including long-term amounts)	(15)	46	13	(8)	(20)	(5)	(33)
Payments for derivative hedging contracts, net	(10)	(6)	(2)	(4)	-	-	(17)
Income tax paid	(87)	(87)	(23)	(26)	(32)	(9)	(119)
Income tax received	6	6	2	-	6	2	6
Net cash from operating activities	1,180	1,280	347	460	386	105	1,556

Cash flows from investing activities
Acquisition of property, plant, and equipment	(228)	(197)	(54)	(57)	(70)	(19)	(275)
Acquisition of intangible assets	(64)	(60)	(16)	(16)	(16)	(4)	(90)
Change in current investments, net	(16)	(18)	(5)	(6)	(4)	(1)	(16)
Proceeds from (payments for) other derivative contracts, net	(7)	(1)	-	(2)	1	-	(10)
Proceeds from sale of property, plant and equipment	12	4	1	2	1	-	17
Interest received	24	21	6	5	4	1	29
Dividend received	1	-	-	-	-	-	1
Net cash used in investing activities	(278)	(251)	(68)	(74)	(84)	(23)	(344)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the nine months ended September 30,		Convenience translation into US dollar For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar For the three months ended September 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(5)	(21)	(6)	(1)	(7)	(2)	(8)
Repayment of long term loans from banks	(6)	(12)	(3)	(6)	(1)	-	(6)
Repayment of debentures	(1,124)	(1,092)	(295)	(563)	(569)	(154)	(1,124)
Proceeds from issuance of debentures, net of issuance costs	-	326	88	-	326	88	-
Dividend paid	-	(4)	(1)	-	-	-	(81)
Interest paid	(354)	(294)	(80)	(174)	(145)	(39)	(350)

Net cash used in financing activities	(1,489)	(1,097)	(297)	(744)	(396)	(107)	(1,569)

Changes in cash and cash equivalents	(587)	(68)	(18)	(358)	(94)	(25)	(357)

Cash and cash equivalents as at the beginning of the period	1,414	1,057	286	1,185	1,083	293	1,414

Cash and cash equivalents as at the end of the period	827	989	268	827	989	268	1,057

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2013 NIS millions	2014 NIS millions	2014 US$ millions	2013 NIS millions
Profit for the period	52	106	29	288
Taxes on income	29	33	9	117
Financing income	(36)	(33)	(9)	(156)
Financing expenses	128	84	23	402
Other expenses (income)	2	3	1	(1)
Depreciation and amortization	171	152	41	676
Share based payments	1	1	-	9
EBITDA	347	346	94	1,335

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2013 NIS millions	2014 NIS millions	2014 US$ millions	2013 NIS millions
Cash flows from operating activities	460	386	105	1,556
Cash flows from investing activities	(74)	(84)	(23)	(344)
Short-term Investment in (sale of) tradable debentures and deposits (*)	3	1	-	(2)
Free cash flow	389	303	82	1,210

(*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q3-2012	Q4-2012	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014	FY-2012	FY-2013

Cellcom service revenues	902	828	758	790	789	774	728	728	680	3,617	3,112
Netvision service revenues	276	260	254	246	251	229	223	220	226	1,052	979

Cellcom equipment revenues	285	310	256	213	205	208	188	221	250	1,274	882
Netvision equipment revenues	15	31	17	13	6	24	15	14	15	82	60

Consolidation adjustments	(30)	(22)	(27)	(26)	(27)	(26)	(24)	(25)	(29)	(87)	(106)
Total revenues	1,448	1,407	1,258	1,236	1,224	1,209	1,130	1,158	1,142	5,938	4,927

Cellcom EBITDA	355	306	251	271	286	258	265	224	268	1,470	1,066
Netvision EBITDA	75	68	63	68	61	77	75	90	78	283	269
Total EBITDA	430	374	314	339	347	335	340	314	346	1,753	1,335

Operating profit	239	189	139	169	173	170	185	156	190	985	651
Financing expenses, net	64	42	46	78	92	30	27	64	51	259	246
Profit for the period	124	113	67	67	52	102	114	79	106	531	288

Free cash flow	414	288	168	345	389	308	366	361	303	1,130	1,210

Cellular subscribers at the end of period (in 000's)	3,338	*3,199	3,166	3,151	3,156	**3,092	3,049	3,029	3,010	3,199	3,092
Monthly cellular ARPU (in NIS)	86.7	82.4	75.9	79.7	79.6	78.7	74.7	75.4	70.6	87.5	78.5
Churn rate for cellular subscribers (%)	8.6%	8.7%	9.4%	9.0%	8.9%	9.9%	11.1%	11.1%	11.0%	31.5%	36.8%
*   After a removal of approximately 138,000 data applications subscribers (M2M) from the Company's cellular subscriber base following a change to the subscribers counting mechanism.
** After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2014

Aggregation of the information regarding the debenture series issued by the company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2014					As of 11.11.2014		Interest Rate (fixed)	Principal Repayment Dates (3)		Interest Repayment Dates	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B(4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	555.061	669.990	26.072	696.062	729.795	555.061	668.025	5.30%	05/01/13	05/01/17	January 5	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	1,453.846	1,712.196	22.155	1,734.351	1,866.010	1,453.846	1,707.175	5.19%	01/07/13	01/07/17	July 1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E **	06/04/09 30/03/11* 18/08/11*	1,798.962	899.481	899.481	41.278	940.759	996.985	899.481	899.481	6.25%	05/01/12	05/01/17	January 5	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5)(6)**	20/03/12	714.802	714.802	739.679	8.110	747.789	856.619	714.802	737.511	4.60%	05/01/17	05/01/20	January 5 and July 5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)	20/03/12	285.198	285.198	285.198	4.752	289.950	336.933	285.198	285.198	6.99%	05/01/17	05/01/19	January 5 and July 5	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
H(4)(5)	08/07/14	105.962	105.962	106.274	0.490	106.764	110.582	105.962	105.962	1.98%	05/07/18	05/07/24	January 5 and July 5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty 48 Menachem Begin Rd., Tel Aviv Tel: 03-6374355
I(4)(5)	08/07/14	222.667	222.667	222.667	2.147	224.814	237.897	222.667	222.667	4.14%	05/07/18	05/07/25	January 5 and July 5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty 48 Menachem Begin Rd., Tel Aviv Tel: 03-6374355
Total		6,475.768	4,237.017	4,635.485	105.004	4,740.489	5,134.821	4,237.017	4,626.018

Comments:

(1) In the reporting period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures F through I financial covenants  - as of September 30, 2014  the net leverage (net debt to EBITDA excluding one-time events ratio- see definition in the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service ") was 2.39 (the net leverage without excluding one-time events was 2.34). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books and excluding net balance of premium on debentures and deferred issuance expenses. (3) Annual payments, excluding series F through I debentures in which the payments are semi-annual. (4) Regarding Debenture series B and F through I - the company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding Debenture series F through I- the company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2013 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service"). (6) Regarding Debenture series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013.

(*) On these dates, additional debentures of the series were issued. The information in the table refers to the full series.
(**) Series B, D, E and F are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2014 (cont.)

Debentures rating details*

Series	Rating Company	Rating as of 30.09.2014 (1)	Rating as of 11.11.2014	Rating assigned upon issuance of the Series	Recent date of rating as of 11.11.2014	Additional ratings between original issuance and the recent date of rating as of 11.11.2014 (2)
Rating
B	S&P Maalot	A+	A+	AA-	8/2014	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014	AA-,AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	8/2014	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	8/2014	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	8/2014	5/2012, 11/2012, 6/2013, 6/2014, 8/2014	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	8/2014	5/2012, 11/2012, 6/2013, 6/2014, 8/2014	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	8/2014	8/2014	A+ (2)
I	S&P Maalot	A+	A+	A+	8/2014	8/2014	A+ (2)

(1)	In August 2014, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”.  In June 2014, S&P Maalot Issued a notice of "ilA+" ranking for new series H and I debentures issued in July 2014. For details regarding the rating of the debentures see the S&P Maalot report dated August 18, 2014.

*
A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2014

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	752,789	292,235	-	-	-	236,493
Second year	752,789	292,235	-	-	-	178,980
Third year	824,109	348,643	-	-	-	117,800
Fourth year	226,713	163,286	-	-	-	46,771
Fifth year and on	521,442	285,012	-	-	-	64,489
Total	3,077,841	1,381,410	-	-	-	644,534

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	752,789	292,235	-	-	-	236,493
Second year	752,789	292,235	-	-	-	178,980
Third year	824,109	348,643	-	-	-	117,800
Fourth year	226,713	163,286	-	-	-	46,771
Fifth year and on	521,442	285,012	-	-	-	64,489
Total	3,077,841	1,381,410	-	-	-	644,534

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS).

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2014 (cont.)

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	25	-	-	-	-
Second year	-	-	-	-	-	-
Third year	-	-	-	-	-	-
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	25	-	-	-	-

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	41,273	7,592	-	-	-	9,325
Second year	41,273	7,592	-	-	-	6,696
Third year	43,921	8,224	-	-	-	3,985
Fourth year	7,943	1,580	-	-	-	1,035
Fifth year and on	15,887	948	-	-	-	764
Total	150,298	25,936	-	-	-	21,805

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Item 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2014 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2014

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

	September 30, 2013	September 30, 2014	Convenience translation into US dollar (Note 2D) September 30, 2014	December 31, 2013
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	827	989	268	1,057
Current investments, including derivatives	511	531	144	513
Trade receivables	1,790	1,473	398	1,731
Other receivables	76	75	20	63
Inventory	89	91	25	84

Total current assets	3,293	3,159	855	3,448

Trade and other receivables	904	797	216	854
Property, plant and equipment, net	1,907	1,793	485	1,865
Intangible assets, net	1,418	1,317	356	1,390
Deferred tax assets	25	18	5	22

Total non-current assets	4,254	3,925	1,062	4,131

Total assets	7,547	7,084	1,917	7,579

Liabilities
Current maturities of debentures and long term loans and short term credit	1,101	1,094	296	1,100
Trade payables and accrued expenses	608	714	193	582
Current tax liabilities	69	83	23	99
Provisions	181	97	26	187
Other payables, including derivatives	361	321	87	398

Total current liabilities	2,320	2,309	625	2,366

Long-term loans from banks	5	-	-	5
Debentures	4,337	3,553	961	4,332
Provisions	21	21	6	21
Other long-term liabilities	12	9	3	10
Liability for employee rights upon retirement, net	16	12	3	13
Deferred tax liabilities	146	145	39	122

Total non-current liabilities	4,537	3,740	1,012	4,503

Total liabilities	6,857	6,049	1,637	6,869

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(15)	(6)	(2)	(13)
Retained earnings	701	1,026	278	719

Non-controlling interests	3	14	4	3

Total equity	690	1,035	280	710

Total liabilities and equity	7,547	7,084	1,917	7,579

Date of approval of the condensed consolidated financial statements: November 11, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

	For the nine months ended September 30,		Convenience translation into US dollar (Note 2D) For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar (Note 2D) For the three months ended September 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	3,718	3,430	928	1,224	1,142	309	4,927
Cost of revenues	(2,278)	(1,995)	(540)	(745)	(660)	(178)	(2,990)

Gross profit	1,440	1,435	388	479	482	131	1,937

Selling and marketing expenses	(522)	(505)	(137)	(166)	(171)	(46)	(717)
General and administrative expenses	(438)	(356)	(96)	(138)	(118)	(32)	(570)
Other income (expenses), net	1	(43)	(12)	(2)	(3)	(1)	1

Operating profit	481	531	143	173	190	52	651

Financing income	118	86	23	36	33	9	156
Financing expenses	(334)	(228)	(61)	(128)	(84)	(23)	(402)
Financing expenses, net	(216)	(142)	(38)	(92)	(51)	(14)	(246)

Profit before taxes on income	265	389	105	81	139	38	405

Taxes on income	(79)	(90)	(24)	(29)	(33)	(9)	(117)
Profit for the period	186	299	81	52	106	29	288
Attributable to:
Owners of the Company	185	298	81	52	105	29	287
Non-controlling interests	1	1	-	-	1	-	1
Profit for the period	186	299	81	52	106	29	288

Earnings per share
Basic earnings per share (in NIS)	1.87	3.00	0.81	0.53	1.06	0.29	2.89

Diluted earnings per share (in NIS)	1.85	2.97	0.80	0.52	1.05	0.28	2.86

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	For the nine months ended September 30,		Convenience translation into US dollar (Note 2D) For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar (Note 2D) For the three months ended September 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	186	299	81	52	106	29	288
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	10	9	2	5	-	-	14
Changes in fair value of cash flow hedges	(13)	-	-	(3)	-	-	(16)
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	-	(2)	-	(1)	-	-	1
Total other comprehensive income (loss) for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	(3)	7	2	1	-	-	(1)
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plans	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive income (loss) for the period, net of tax	(3)	7	2	1	-	-	(2)
Total comprehensive income for the period	183	306	83	53	106	29	286
Total comprehensive income attributable to:
Owners of the Company	182	305	83	53	105	29	285
Non-controlling interests	1	1	-	-	1	-	1
Total comprehensive income for the period	183	306	83	53	106	29	286

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the nine months ended September 30, 2014 (Unaudited)

Balance as of January 1, 2014 (Audited)	1	(13)	719	707	3	710	192
Comprehensive income for the period
Profit for the period	-	-	298	298	1	299	81
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	7	-	7	-	7	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16	4
Balance as of September 30, 2014 (Unaudited)	1	(6)	1,026	1,021	14	1,035	280

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the nine months ended September 30, 2013 (Unaudited)

Balance as of January 1, 2013 (Audited)	1	(12)	509	498	2	500	135
Comprehensive income for the period
Profit for the period	-	-	185	185	1	186	50
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	(3)	-	(3)	-	(3)	(1)
Transactions with owners, recognized directly in equity
Share based payments	-	-	7	7	-	7	2
Balance as of September 30, 2013 (Unaudited)	1	(15)	701	687	3	690	186

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended September 30, 2014 (Unaudited)

Balance as of July 1, 2014 (Unaudited)	1	(6)	920	915	13	928	251
Comprehensive income for the period
Profit for the period	-	-	105	105	1	106	29
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of September 30, 2014 (Unaudited)	1	(6)	1,026	1,021	14	1,035	280

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the three months ended September 30, 2013 (Unaudited)

Balance as of July 1, 2013 (Unaudited)	1	(16)	648	633	3	636	172
Comprehensive income for the period
Profit for the period	-	-	52	52	-	52	14
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	1	-	1	-	1	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of September 30, 2013 (Unaudited)	1	(15)	701	687	3	690	186

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions

For the year ended December 31, 2013 (Audited)
Balance as of January 1, 2013 (Audited)	1	(12)	509	498	2	500	135
Comprehensive income for the year
Profit for the year	-	-	287	287	1	288	78
Other comprehensive loss for the year, net of tax
Net changes in fair value of cash flow hedges	-	(1)	-	(1)	-	(1)	-
Actuarial losses on defined benefit plan	-	-	(1)	(1)	-	(1)	-
Transactions with owners, recognized directly in equity
Share based payments	-	-	9	9	-	9	2
Dividend paid in cash	-	-	(85)	(85)	-	(85)	(23)
Balance as of December 31, 2013 (Audited)	1	(13)	719	707	3	710	192

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	For the nine months ended September 30,		Convenience translation into US dollar (Note 2D) For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar (Note 2D) For the three months ended September 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	186	299	81	52	106	29	288
Adjustments for:
Depreciation and amortization	513	462	125	171	152	41	676
Share based payment	7	3	1	1	1	-	9
Loss on sale of property, plant and equipment	2	4	1	1	2	1	2
Income tax expense	79	90	24	29	33	9	117
Financing expenses, net	216	142	38	92	51	14	246
Other expenses	(3)	-	-	-	-	-	(3)

Changes in operating assets and liabilities:
Change in inventory	22	(7)	(2)	11	(3)	(1)	27
Change in trade receivables (including long-term amounts)	434	367	99	160	72	19	576
Change in other receivables (including long-term amounts)	(29)	(32)	(8)	19	51	14	(34)
Changes in trade payables, accrued expenses and provisions	(141)	(7)	(2)	(38)	(33)	(9)	(185)
Change in other liabilities (including long-term amounts)	(15)	46	13	(8)	(20)	(5)	(33)
Payments for derivative hedging contracts, net	(10)	(6)	(2)	(4)	-	-	(17)
Income tax paid	(87)	(87)	(23)	(26)	(32)	(9)	(119)
Income tax received	6	6	2	-	6	2	6
Net cash from operating activities	1,180	1,280	347	460	386	105	1,556

Cash flows from investing activities
Acquisition of property, plant, and equipment	(228)	(197)	(54)	(57)	(70)	(19)	(275)
Acquisition of intangible assets	(64)	(60)	(16)	(16)	(16)	(4)	(90)
Change in current investments, net	(16)	(18)	(5)	(6)	(4)	(1)	(16)
Proceeds from (payments for) other derivative contracts, net	(7)	(1)	-	(2)	1	-	(10)
Proceeds from sale of property, plant and equipment	12	4	1	2	1	-	17
Interest received	24	21	6	5	4	1	29
Dividend received	1	-	-	-	-	-	1
Net cash used in investing activities	(278)	(251)	(68)	(74)	(84)	(23)	(344)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	For the nine months ended September 30,		Convenience translation into US dollar (Note 2D) For the nine months ended September 30,	For the three months ended September 30,		Convenience translation into US dollar (Note 2D) For the three months ended September 30,	For the year ended December 31,
	2013	2014	2014	2013	2014	2014	2013
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(5)	(21)	(6)	(1)	(7)	(2)	(8)
Repayment of long term loans from banks	(6)	(12)	(3)	(6)	(1)	-	(6)
Repayment of debentures	(1,124)	(1,092)	(295)	(563)	(569)	(154)	(1,124)
Proceeds from issuance of debentures, net of issuance costs	-	326	88	-	326	88	-
Dividend paid	-	(4)	(1)	-	-	-	(81)
Interest paid	(354)	(294)	(80)	(174)	(145)	(39)	(350)

Net cash used in financing activities	(1,489)	(1,097)	(297)	(744)	(396)	(107)	(1,569)

Changes in cash and cash equivalents	(587)	(68)	(18)	(358)	(94)	(25)	(357)

Cash and cash equivalents as at the beginning of the period	1,414	1,057	286	1,185	1,083	293	1,414

Cash and cash equivalents as at the end of the period	827	989	268	827	989	268	1,057

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at September 30, 2014, comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP) and international calls services. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC").

In May 2014, the creditors' arrangement for IDB Holding Corporation Ltd. was completed and the control in IDB Development Corporation Ltd. (DIC's parent company) was transferred to two companies, one controlled by Mr. Eduardo Elsztain and one by Mr. Mordechay Ben-Moshe. As a result, the indirect control in the Company was transferred to such entities.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2013 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 11, 2014.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, financial instruments that are measured at fair value through OCI, inventory that is measured at the lower of cost or net realizable value, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non-monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of September 30, 2014, and for the nine and three month periods then ended, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2014 (NIS 3.695 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2014	3.695	223.80
As of September 30, 2013	3.537	223.80
As of December 31, 2013	3.471	223.58

Increase (decrease) during the period:

Nine months ended September 30, 2014	6.45%	0.10%
Nine months ended September 30, 2013	(5.25%)	2.01%
Three months ended September 30, 2014	7.48%	0.29%
Three months ended September 30, 2013	(2.24%)	1.29%
Year ended December 31, 2013	(7.02%)	1.91%

*According to 1993 base index.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the changes made in the accounting policies used in the condensed consolidated interim financial statement and their effect:

A.	Application of a new amendment for the first time

As from January 1, 2014, the Group applies the new amendment detailed below:

Amendment to IAS 32, Financial Instruments: Presentation

The amendment to IAS 32 clarifies that an entity currently has a legally enforceable right to set-off amounts that were recognized, if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all its counterparties. The amendment to IAS 32 has been applied retrospectively. The application of the amendment had no material impact on the Company's consolidated financial statements.

B.	New standards not yet adopted

1.	IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group is examining the effects of IFRS 15 on the financial statements.

2.	IFRS 9 (2014), Financial Instruments

A final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement
In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

2.	IFRS 9 (2014), Financial Instruments (cont'd)

asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).
IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general
Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements.

Impairment of financial assets
IFRS 9 (2014) presents a new ‘expected credit loss’ model for calculating impairment. For most assets, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date.
If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Group has not yet commenced examining the effects of adopting IFRS 9 (2014) on the financial statements.

Note 4 - Operating segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding significant accounting policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Nine-month period ended September 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	2,758	672	-	3,430
Inter-segment revenues	37	41	(78)	-

EBITDA*	757	243	-	1,000

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(358)	(66)	(38)	(462)
Taxes on income	(68)	(34)	12	(90)
Financing income				86
Financing expenses				(228)
Other expenses				(4)
Share based payments				(3)

Profit for the period	188	146	(35)	299

	Nine-month period ended September 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	2,973	745	-	3,718
Inter-segment revenues	38	42	(80)	-

EBITDA*	808	192	-	1,000

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(378)	(78)	(57)	(513)
Taxes on income	(66)	(28)	15	(79)
Financing income				118
Financing expenses				(334)
Other income				1
Share based payments				(7)

Profit for the period	142	86	(42)	186

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended September 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	917	225	-	1,142
Inter-segment revenues	13	16	(29)	-

EBITDA*	268	78	-	346

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(118)	(22)	(12)	(152)
Taxes on income	(27)	(11)	5	(33)
Financing income				33
Financing expenses				(84)
Other expenses				(3)
Share based payments				(1)

Profit for the period	69	46	(9)	106

	Three-month period ended September 30, 2013
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	982	242	-	1,224
Inter-segment revenues	12	15	(27)	-

EBITDA*	286	61	-	347

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(126)	(26)	(19)	(171)
Taxes on income	(28)	(6)	5	(29)
Financing income				36
Financing expenses				(128)
Other expenses				(2)
Share based payments				(1)

Profit for the period	40	26	(14)	52

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Year ended December 31, 2013
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,944	983	-	4,927
Inter-segment revenues	50	56	(106)	-

EBITDA*	1,066	269	-	1,335

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(504)	(96)	(76)	(676)
Taxes on income	(91)	(45)	19	(117)
Financing income				156
Financing expenses				(402)
Other income				1
Share based payments				(9)

Profit for the year	210	135	(57)	288

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for a one-time expense in the amount of approximately NIS 39 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2014. See also Note 7, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures

In July 2014, the Company issued two new Series of debentures:

a.
Series H debentures to the public in Israel in the aggregate principal amount of NIS 106 million in exchange for net consideration of NIS 105 million. The debentures are payable in seven annual installments: three equal payments of 12% of the principal on July 5 of each of the years 2018 through and including 2020, and four equal annual installments of 16% of the principal on July 5 of each of the years 2021 through and including 2024. The debentures bear annual interest of 1.98%. The interest is to be paid in 20 semi-annual installments on January 5 and on July 5, of each calendar year commencing January 5, 2015 through and including July 5, 2024. The debentures (principal amount and interest) are linked to the CPI which was published on June 15, 2014, for May 2014.

b.
Series I debentures to the public in Israel in the aggregate principal amount of NIS 223 million in exchange for net consideration of NIS 221 million. The debentures are payable in eight annual installments: three equal payments of 10% of the principal on July 5 of each of the years 2018 through and including 2020, and five equal annual installments of 14% of the principal on July 5 of each of the years 2021 through and including 2025. The debentures bear annual interest of 4.14%. The interest is to be paid in 22 semi-annual installments on January 5 and on July 5 of each calendar year commencing January 5, 2015 through and including July 5, 2025. The debentures (principal amount and interest) are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report which was published by the Company in July 2014 and were listed for trading on the Tel Aviv Stock Exchange. The offering was made pursuant to the Company's Israeli shelf prospectus which was published in June 2014.

The Indenture of the new Series of debentures, or the New Indenture, provides for additional undertakings the Company undertook in regard to such new series, in addition to those previously undertaken by the Company in its Series F and G indenture, or the Existing Indenture (as reported in Note 17 to the annual financial statements, regarding Debentures and Loans from Banks), including: (1) in addition to being an event of default in its existing indenture, meeting the financial covenants previously undertaken by the Company (a maximum net leverage ratio (Net Debt to EBITDA ratio) in excess of 5.0:1, or in excess of 4.5:1 for four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The New Indenture contains substantially similar events of default to those found in the Existing Indenture, with the exception of certain new events of default that do not appear in the Existing Indenture as well as certain modifications to the events of default that are found in the Existing Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, short-term credit and loans, trade and other payables, including derivatives, long-term loans from banks and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	September 30,				December 31,
	2013		2014		2013
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(5,563)	(6,031)	(4,752)	(5,135)	(5,631)	(6,098)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	September 30, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	527	-	-	527
Derivatives	-	4	-	4
Long-term receivables	-	49	-	49
Total assets	527	53	-	580
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(26)	-	(26)
Total liabilities	-	(26)	-	(26)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	September 30, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	507	-	-	507
Derivatives	-	4	-	4
Long-term receivables	-	46	-	46
Total assets	507	50	-	557
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(24)	-	(24)
Forward foreign currency contracts used for hedging	-	(11)	-	(11)
Total liabilities	-	(35)	-	(35)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	509	-	-	509
Derivatives	-	4	-	4
Long-term receivables	-	47	-	47
Total assets	509	51	-	560
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(24)	-	(24)
Forward foreign currency contracts used for hedging	-	(6)	-	(6)
Total liabilities	-	(30)	-	(30)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Other Expenses

In June 2014, the Company offered its employees a voluntary retirement plan, which included a one-time grant to each employee who chose to participate in this plan. The Company has recorded a one-time expense in the amount of approximately NIS 39 million, in the Statements of Income under "Other Expenses", in respect of the grants for the employees who decided to join the said plan.

Note 8 - Income Tax

Further to that mentioned in the annual financial statements in Note 27, regarding Income Tax with respect to Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”), regarding the non-application of Israeli Accounting Standard No. 29 Adoption of International Financial Reporting Standards (IFRS) when determining the taxable income (hereinafter – “the Temporary Order”), on July 31, 2014, Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

Note 9 - Commitments

(1)
As reported in Note 29(4) to the annual financial statements, subsequent to the network sharing policy published by the Israeli Ministry of Communications or the MOC, in May 2014, the Company entered a new 4G network sharing agreement with Golan Telecom Ltd. or Golan, after concluding that the previous 4G network sharing agreement with Pelephone Communications Ltd., or Pelephone, and Golan does not meet the policy principles and therefore will not be approved by the MOC. In July 2014, the MOC published a tender for 1800MHz frequencies, for 4G technologies (such as LTE, LTE Advanced). The tender documents include a draft license amendment which sets certain specific requirements for the approval of such network, among others, in regards to the economic stake of the operators in the shared network.

Following that, in September 2014, the Company entered the following agreements:

a.	An updated agreement with Golan

The Company and Golan existing 2G and 3G IRU agreement and 4G network sharing agreement were updated, generally for a period of at least 10 years; and include stipulations as to ownership and mutual IRU in the 4G radio equipment as well as the establishment of a Joint Venture for the joint operation of the 4G radio network. The agreements, as updated, are subject to regulatory approvals;

The Company expects, if these agreements will be approved, its revenues from Golan to be at annual levels similar to those in 2013 and 2014, for the duration of the agreements term.

b.	Passive infrastructure cooperation agreement with Pelephone

The Company and Pelephone entered a co-operation agreement regarding maintenance services for passive elements of cell sites, including unifying passive elements and streamlining costs, through a common contractor. The contractor to be selected by RFP process will enter a separate agreement with each of the Company and Pelephone, generally for a period of at least 5 years. The agreement is subject to regulatory approvals.

(2)
In April 2014, the Company entered an agreement with Nokia Solutions and Networks Israel Ltd., of Nokia Solutions and Networks group, a worldwide leading network manufacturer, for the supply of its 4G network, which also supports LTE Advanced technology. The operation of the network as well as its LTE Advanced qualities is subject to the regulator's approvals and availability of spectrum. The agreement is a framework agreement and the total commitment amount depends on the amount of sites which will be supplied. As of the financial statements signing date, the aggregate commitments under the agreement amounts to approximately NIS 32 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to approximately NIS 48 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, seventeen purported class actions for a total sum of approximately NIS 758 million (one of which was included in Note 30(1) to the annual financial statements), were filed against the Group. At this early stage it is not possible to assess the chances of success for eight of the purported class actions for a total sum of approximately NIS 383 million. In addition, five purported class actions, in which the amount claimed has not been specified, were filed against the Group, of which at this early stage it is not possible to assess the chances of success of one of them, and five purported class actions were filed against the Group and other defendants together, for a total sum of approximately NIS 545 million (two of which were included in Note 30(1) to the annual financial statements) that at this early stage it is not possible to assess the chances of their success. In addition, an appeal was filed challenging the dismissal of a purported class action against the Group for a total amount of at least hundreds of millions of NIS.

After the end of the reporting period, a purported class action for a total sum of approximately NIS 103 million has been filed against the Group. At this early stage it is not possible to assess its chances of success.

During the reporting period, eleven purported class actions for a total sum of approximately NIS 602 million were dismissed (four of which were reported as dismissed in Note 30(1) to the annual financial statements). In addition, three purported class actions against the Group, in which the plaintiffs have not specified the amount claimed (one of which was reported as dismissed in Note 30(1) to the annual financial statements), were dismissed. In addition, a purported class action for a total sum of approximately NIS 15 million against the Group has been terminated in a settlement agreement in an amount which is not material to the Group.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Contingent Liabilities (cont'd)

During the reporting period (and as reported in Note 30(1) to the annual financial statements), the Supreme Court annulled the previously reported District Court judgment from December 2011 against the Company in a class action, and approved a settlement agreement according to which the Company shall repay the sum of approximately NIS 11 million plus interest and CPI linkage differences. An additional 12.5% of the sum will be paid to the plaintiffs and their attorneys. The class action was filed against the Company in March 2008, for an estimated sum of NIS 440 million and alleged that the Company breached the agreements with its subscribers by charging them for a call detail service that was previously provided free of charge, without obtaining their consent.

Environmental claims

Described hereunder are outstanding purported class actions against the Group, in which the amount claimed in each one of them as of September 30, 2014, was above NIS 1 billion (which were included in Note 30(2) to the annual financial statements).

In July 2014, the Court dismissed the motion to certify the class actions dated May 2010 and June 2011 (and heard together) with prejudice except in respect of three issues that were detailed in settlements of similar class action claims made against Pelephone Communications Ltd. and Partner Communications Ltd. and approved by the court, which the Company was willing to adopt as well. These three issues relate to the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances. In October 2014, after the end of the reporting period, the plaintiffs filed an appeal in respect of the settlements approved by court with Pelephone and Partner, inter alia, with respect to the tests to be conducted as aforesaid.

Other claims

During the reporting period, a claim against the Group and other defendants together was filed with regards to allegations of contributing copyright infringement of the plaintiff's rights, for a total sum of approximately NIS 10 million, in which the amount claimed from the Group has not been quantified.

Note 11 - An event during the reporting period

In June 2014, the Company's Board of Directors resolved that the Company would enter the field of television over the internet services (known as Over the Top TV, or OTT TV). In preparation for the Company's launch of its OTT TV solution, the Company has entered into agreements for the procurement of equipment and content and ancillary services. Entering a new and penetrated market will require substantial investment and additional operating expenses.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 12, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel